SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2017 – September 30, 2017) filed with the Tokyo Stock Exchange on Monday October 30, 2017.
2.	English press release entitled, “Announcement Regarding Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2018.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 30, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2017 – September 30, 2017

October 30, 2017

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2017 to September 30, 2017

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Six Months Ended September 30, 2017

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2017	1,517,796	24.3%	189,027	13.6%	252,612	15.2%	165,970	16.8%
September 30, 2016	1,221,125	4.4%	166,349	(8.8%)	219,235	(12.6%)	142,150	(11.9%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥180,526 million for the six months ended September 30, 2017 (year-on-year change was a 108.3% increase) and ¥86,686 million for the six months ended September 30, 2016 (year-on-year change was a 38.8% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2017	129.40	129.29
September 30, 2016	108.57	108.47

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2017	11,426,036	2,747,842	2,610,740	22.8%
March 31, 2017	11,231,895	2,647,625	2,507,698	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2017	—	23.00	—	29.25	52.25
March 31, 2018	—	27.00	—	—	—

March 31, 2018 (Est.)	—	—	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2018 has not yet been determined.

For details of dividend payout ratio forecast for the Fiscal Year Ending March 31, 2018, please refer to “Announcement Regarding Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2018” announced today.

3. Targets for the Year Ending March 31, 2018 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2018	300,000	9.8%

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,142,328 as of September 30, 2017, and 1,324,107,328 as of March 31, 2017.

2. The number of treasury shares was 42,843,042 as of September 30, 2017, and 19,394,191 as of March 31, 2017.

3. The average number of outstanding shares was 1,282,566,866 for the six months ended September 30, 2017, and 1,309,302,129 for the six months ended September 30, 2016.

The Company’s shares held through the Board Incentive Plan Trust (1,962,243 shares as of September 30, 2017 and 2,126,076 shares as of March 31, 2017) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2017

		Six months ended September 30, 2016	Six months ended September 30, 2017	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,221,125	1,517,796	296,671	24%
Total Expenses	(millions of yen)	1,054,776	1,328,769	273,993	26%
Income before Income Taxes	(millions of yen)	219,235	252,612	33,377	15%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	142,150	165,970	23,820	17%
Earnings Per Share (Basic)	(yen)	108.57	129.40	20.83	19%
(Diluted)	(yen)	108.47	129.29	20.82	19%
ROE (Annualized) *1	(%)	12.2	13.0	0.8	—
ROA (Annualized) *2	(%)	2.61	2.93	0.32	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2017 to September 30, 2017)

Total revenues for the six months ended September 30, 2017 (hereinafter, “the second consolidated period”) increased 24% to ¥1,517,796 million compared to ¥1,221,125 million during the same period of the previous fiscal year. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums in line with an increase in new insurance contracts, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to service expansion in the environment and energy business.

Total expenses increased 26% to ¥1,328,769 million compared to ¥1,054,776 million during the same period of the previous fiscal year. Life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and an increase in investment income. In addition, costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates increased due mainly to the recognition of significant gains on sales of investments in real estate joint ventures. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year during which significant gains on sales of shares of an affiliate were recorded in the Investment and Operation segment.

As a result of the foregoing, income before income taxes for the second consolidated period increased 15% to ¥252,612 million compared to ¥219,235 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 17% to ¥165,970 million compared to ¥142,150 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period increased 17% to ¥249,752 million compared to ¥214,034 million during the same period of the previous fiscal year. While segment profits decreased in the Investment and Operation segment, segment profits for each of the other segments increased.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	51,995	53,983	1,988	4
Segment Profits	19,874	22,049	2,175	11

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	1,032,152	1,001,476	(30,676)	(3)

The Japanese economy on the whole entered a moderate recovery phase despite some areas of weakness. The balance of outstanding loans at financial institutions continues to increase while interest rates on loans remain at low levels.

Segment revenues increased 4% to ¥53,983 million compared to ¥51,995 million during the same period of the previous fiscal year due to an increase in gains on sales of securities, and an increase in services income resulting from our stable fee businesses to domestic small- and medium-sized enterprise customers and from revenue generated by Yayoi Co. Ltd, despite a decrease in finance revenues in line with a decrease in investment in direct financing leases and installment loans.

Segment expenses increased due to an increase in expenses in line with the aforementioned revenues expansion, notwithstanding a decrease in interest expenses.

As a result of the foregoing and the recognition of gains on sales of shares of affiliates, segment profits increased 11% to ¥22,049 million compared to ¥19,874 million during the same period of the previous fiscal year.

Segment assets decreased 3% to ¥1,001,476 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases and installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	134,820	137,048	2,228	2
Segment Profits	19,655	20,438	783	4

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	752,513	782,512	29,999	4

While demand in corporate capital investment has been gradually increasing, uncertainty in the domestic and overseas economic outlook has deterred new investment. The volume of new auto-leases is gradually increasing due to moderate economic recovery in Japan.

Segment revenues increased 2% to ¥137,048 million compared to ¥134,820 million during the same period of the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business.

Segment expenses increased in line with the aforementioned revenue increase.

As a result, segment profits increased 4% to ¥20,438 million compared to ¥19,655 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥782,512 million compared to the end of the previous fiscal year due primarily to an increase in new auto-leases in the automobile leasing business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	104,084	95,755	(8,329)	(8)
Segment Profits	35,447	43,991	8,544	24

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	657,701	628,885	(28,816)	(4)

Land prices remain high and vacancy rates in the Japanese office building market remain at low levels, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate environment. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism preferences such as increased availability and usage of vacation rentals are affecting hotels and Japanese inns’ operation.

Segment revenues decreased 8% to ¥95,755 million compared to ¥104,084 million during the same period of the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property in Japan and decreased asset balance in operating leases, partially offset by an increase in services income from facilities operations.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in services expense from facilities operations.

As a result of the foregoing and due to an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures, segment profits increased 24% to ¥43,991 million compared to ¥35,447 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥628,885 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	539,042	774,421	235,379	44
Segment Profits	52,041	38,927	(13,114)	(25)

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	768,675	863,640	94,965	12

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are also diversifying. In infrastructure investment markets, the use of private funds is expanding in public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment.

Segment revenues increased 44% to ¥774,421 million compared to ¥539,042 million during the same period of the previous fiscal year due to increases in sales of goods from subsidiaries in the principal investment business and services income from the environment and energy business.

Segment expenses increased compared to the same period of the previous fiscal year in line with the aforementioned revenues expansion.

On the other hand, due to the recognition of significant gains on sales of shares of an affiliate during the same period of the previous fiscal year, segment profits decreased 25% to ¥38,927 million compared to ¥52,041 million during the same period of the previous fiscal year.

Segment assets increased 12% to ¥863,640 million compared to the end of the previous fiscal year due primarily to a new large-scale investment in affiliates in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	151,095	219,505	68,410	45
Segment Profits	35,507	42,950	7,443	21

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	3,291,631	3,209,131	(82,500)	(3)

While the life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing a rise in demand for medical insurance. Companies are developing new products and revising insurance premiums which reflect the performance of related products. In the card loan business for individuals, banks and other lenders are refraining from expanding their assets due to an overheating business environment.

Segment revenues increased 45% to ¥219,505 million compared to ¥151,095 million during the same period of the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in new insurance contracts, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business following the market’s recovery.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and an increase in investment income.

As a result of the foregoing, segment profits increased 21% to ¥42,950 million compared to ¥35,507 million during the same period of the previous fiscal year.

Segment assets decreased 3% to ¥3,209,131 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft and ship-related operations

	Six months ended September 30, 2016 (millions of yen)	Six months ended September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	240,643	238,641	(2,002)	(1)
Segment Profits	51,510	81,397	29,887	58

	As of March 31, 2017 (millions of yen)	As of September 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	2,454,200	2,630,516	176,316	7

The U.S. economy has continued to recover with improvements in employment and income environment; other regions have also experienced moderate recovery. Although interest rates remain low worldwide, reduction of quantitative easing policies are likely in advanced nations. The asset management industry is expected to increase assets under management due to the increase in pension assets and the high-income class population over the mid- and long-term. And, the aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 1% to ¥238,641 million compared to ¥240,643 million during the same period of the previous fiscal year due to a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year, despite increases in finance revenues mainly from the Americas and operating leases revenues of aircraft-related operations in line with an increase in gains on sales of aircraft.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing and due to the recognition of gains on sales of affiliates in the Americas and Asia, segment profits increased 58% to ¥81,397 million compared to ¥51,510 million in the same period of the previous fiscal year.

Segment assets increased 7% to ¥2,630,516 million compared to the end of the previous fiscal year due to increases in investment in operating leases of aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with investment in a new subsidiary, offsetting a decrease in investment in securities in the Americas.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2017	As of September 30, 2017	Change

				Amount	Percent
Total Assets	(millions of yen)	11,231,895	11,426,036	194,141	2%
(Segment Assets)		8,956,872	9,116,160	159,288	2%
Total Liabilities	(millions of yen)	8,577,722	8,671,464	93,742	1%
(Long- and Short-term Debt)		4,138,451	4,203,216	64,765	2%
(Deposits)		1,614,608	1,698,428	83,820	5%
Shareholders’ Equity	(millions of yen)	2,507,698	2,610,740	103,042	4%
Shareholders’ Equity Per Share	(yen)	1,925.17	2,040.70	115.53	6%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥11,426,036 million compared to ¥11,231,895 million at the end of the previous fiscal year. Investment in securities decreased due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business. On the other hand, investment in affiliates increased due primarily to a new large-scale investment in the environment and energy business. Segment assets increased 2% to ¥9,116,160 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts.

Shareholders’ equity increased 4% to ¥2,610,740 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

(3) Medium-Term Management Targets

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business,” ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas.” With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and private equity investment in Japan and abroad, the network in Asia, global asset management, and concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)

		As of March 31, 2017	As of September 30, 2017
Assets
Cash and Cash Equivalents		1,039,870	1,185,961
Restricted Cash		93,342	88,242
Investment in Direct Financing Leases		1,204,024	1,214,698
Installment Loans		2,815,706	2,825,895
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥19,232 million
September 30, 2017	¥14,735 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(59,227)	(57,976)
Investment in Operating Leases		1,313,164	1,334,675
Investment in Securities		2,026,512	1,849,333
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥24,894 million
September 30, 2017	¥34,031 million
Property under Facility Operations		398,936	404,967
Investment in Affiliates		524,234	594,430
Trade Notes, Accounts and Other Receivable		283,427	276,278
Inventories		117,863	129,882
Office Facilities		110,781	109,975
Other Assets		1,363,263	1,469,676
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥22,116 million
September 30, 2017	¥15,242 million

Total Assets		11,231,895	11,426,036

Liabilities and Equity
Short-Term Debt		283,467	335,665
Deposits		1,614,608	1,698,428
Trade Notes, Accounts and Other Payable		251,800	211,910
Policy Liabilities and Policy Account Balances		1,564,758	1,542,450
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥605,520 million
September 30, 2017	¥517,019 million
Current and Deferred Income Taxes		445,712	408,298
Long-Term Debt		3,854,984	3,867,551
Other Liabilities		562,393	607,162

Total Liabilities		8,577,722	8,671,464

Redeemable Noncontrolling Interests		6,548	6,730

Commitments and Contingent Liabilities

Common Stock		220,524	220,563
Additional Paid-in Capital		268,138	267,634
Retained Earnings		2,077,474	2,205,281
Accumulated Other Comprehensive Income (Loss)		(21,270)	(6,714)
Treasury Stock, at Cost		(37,168)	(76,024)

Total ORIX Corporation Shareholders’ Equity		2,507,698	2,610,740
Noncontrolling Interests		139,927	137,102

Total Equity		2,647,625	2,747,842

Total Liabilities and Equity		11,231,895	11,426,036

Note : Breakdowns of Accumulated Other Comprehensive Income (Loss)
	As of March 31, 2017	As of September 30, 2017
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	32,279	29,317
Defined benefit pension plans	(17,330)	(17,777)
Foreign currency translation adjustments	(31,736)	(13,843)
Net unrealized losses on derivative instruments	(4,483)	(4,411)

Total	(21,270)	(6,714)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2016	Six months ended September 30, 2017
Revenues :
Finance revenues	96,582	106,477
Gains on investment securities and dividends	15,207	20,477
Operating leases	196,072	197,958
Life insurance premiums and related investment income	115,736	181,210
Sales of goods and real estate	433,526	616,568
Services income	364,002	395,106

Total Revenues	1,221,125	1,517,796

Expenses :
Interest expense	35,348	37,921
Costs of operating leases	121,266	125,225
Life insurance costs	71,423	131,715
Costs of goods and real estate sold	390,364	579,565
Services expense	218,993	236,615
Other (income) and expense, net	(681)	(1,464)
Selling, general and administrative expenses	203,699	209,299
Provision for doubtful receivables and probable loan losses	6,743	7,998
Write-downs of long-lived assets	1,409	1,472
Write-downs of securities	6,212	423

Total Expenses	1,054,776	1,328,769

Operating Income	166,349	189,027

Equity in Net Income of Affiliates	15,765	38,613
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	32,834	24,972
Bargain Purchase Gain	4,287	0

Income before Income Taxes	219,235	252,612

Provision for Income Taxes	72,296	83,211

Net Income	146,939	169,401

Net Income Attributable to the Noncontrolling Interests	4,641	3,283

Net Income Attributable to the Redeemable Noncontrolling Interests	148	148

Net Income Attributable to ORIX Corporation Shareholders	142,150	165,970

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2016	Six months ended September 30, 2017
Net Income :	146,939	169,401

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(2,853)	(3,027)
Net change of defined benefit pension plans	1,499	(447)
Net change of foreign currency translation adjustments	(59,512)	18,655
Net change of unrealized gains (losses) on derivative instruments	(1,800)	76
Total other comprehensive income (loss)	(62,666)	15,257

Comprehensive Income	84,273	184,658

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(1,789)	3,950

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(624)	182

Comprehensive Income Attributable to ORIX Corporation Shareholders	86,686	180,526

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Six Months ended September 30, 2016		Six Months ended September 30, 2017		March 31, 2017	September 30, 2017
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	51,995	19,874	53,983	22,049	1,032,152	1,001,476
Maintenance Leasing	134,820	19,655	137,048	20,438	752,513	782,512
Real Estate	104,084	35,447	95,755	43,991	657,701	628,885
Investment and Operation	539,042	52,041	774,421	38,927	768,675	863,640
Retail	151,095	35,507	219,505	42,950	3,291,631	3,209,131
Overseas Business	240,643	51,510	238,641	81,397	2,454,200	2,630,516

Segment Total	1,221,679	214,034	1,519,353	249,752	8,956,872	9,116,160

Difference between Segment Total and Consolidated Amounts	(554)	5,201	(1,557)	2,860	2,275,023	2,309,876

Consolidated Amounts	1,221,125	219,235	1,517,796	252,612	11,231,895	11,426,036

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Six Months Ended September 30, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	967,471	87,298	166,356	1,221,125
Income before Income Taxes	166,471	16,032	36,732	219,235

	(millions of yen)

	Six Months Ended September 30, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,270,724	57,546	189,526	1,517,796
Income before Income Taxes	168,992	26,893	56,727	252,612

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco for the six months ended September 30, 2016 and 2017, respectively. The revenues of Robeco aggregated on a legal entity basis were ¥47,184 million in the Americas and ¥36,867 million in Other for the six months ended September 30, 2016, and ¥50,433 million in the Americas and ¥40,320 million in Other for the six months ended September 30, 2017.

(7) Subsequent Events

Acquisition of Treasury Stock of the Company’s subsidiary

The Board of Directors of DAIKYO INCORPORATED, a consolidated subsidiary of the Company, has, pursuant to Article 37 of its Articles of Incorporation, in accordance with Article 459, paragraph 1 of the Companies Act, passed the following resolutions with regard to the matters provided in Article 156, paragraph 1 of the Companies Act concerning the acquisition of treasury stock at the Meeting of the Board of Directors held on October 26, 2017.

(1) Reason for Treasury Stock Acquisition

To strengthen shareholder returns and increase capital efficiency

(2) Details of Treasury Stock Acquisition

•	Type of shares to be acquired: Common shares

•	Total number of shares: Up to 4,100,000 shares

•	Total amount of shares to be acquired: Up to 8.5 billion yen

•	Period of acquisition: From October 27, 2017 to October 26, 2018

•	Method of acquisition: Market purchases on the Tokyo Stock Exchange

Announcement Regarding Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2018

TOKYO, Japan — October 30, 2017 — ORIX Corporation announced that a resolution has been formally reached at a meeting of the Board of Directors held today with regards to the interim dividend for the fiscal year ending March 31, 2018 (“FY2018.3”). The dividend payout ratio for the FY2018.3 is also included in this announcement as below.

1. Interim Dividend Detail for the FY2018.3

	Amount Decided	Previous Dividend Forecast (Announced on May 15, 2017)	Dividend Paid for the Previous Year (FY2017.3)
Record Date	September 30, 2017	September 30, 2017	September 30, 2016
Dividend Per Share	27.00 yen	27.00 yen	23.00 yen
Total Dividend Amount	34,595 million yen	—	30,157 million yen
Effective Date	December 4, 2017	—	December 2, 2016
Source of Dividend	Retained earnings	—	Retained earnings

2. Dividend Payout Ratio for the FY2018.3

The dividend payout ratio for the FY2018.3 has also been decided at 27%, up 2% from the fiscal year ended March 31, 2017. The year-end dividend for the FY2018.3 is going to be determined in consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4). Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”